Issuer Free Writing Prospectus filed pursuant to Rule 433

supplementing the Preliminary Prospectus Supplement dated

October 15, 2019 and the Prospectus dated December 22, 2017

Registration No. 333-222241-213

Charter Communications Operating, LLC

Charter Communications Operating Capital Corp.

$1,500,000,000 4.800% Senior Secured Notes due 2050 (the “Notes”)

October 15, 2019

Pricing Term Sheet dated October 15, 2019

to the
Preliminary Prospectus Supplement dated October 15, 2019

(the “Preliminary Prospectus Supplement”)
of Charter Communications Operating, LLC and Charter Communications Operating Capital Corp.

(the “Issuers”)

This Pricing Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement.

The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement.

Issuers:	Charter Communications Operating, LLC and Charter Communications Operating Capital Corp.

Principal Amount:	$1,500,000,000

Title of Securities:	4.800% Senior Secured Notes due 2050

Final Maturity Date:	March 1, 2050

Issue Price:	99.436%, plus accrued and unpaid interest, if any, from October 24, 2019

Coupon:	4.800%

Benchmark Treasury:	2.875% due May 15, 2049

Spread to Benchmark Treasury:	+260 basis points

Benchmark Treasury Price and Yield:	113-25; 2.236%

This Pricing Term Sheet is qualified in its entirety by reference to the

Preliminary Prospectus Supplement.

Yield to Maturity:	4.836%

Interest Payment Dates:	March 1 and September 1

Record Dates:	February 15 and August 15

First Interest Payment Date:	March 1, 2020

CUSIP Number:	161175 BT0

ISIN Number:	US161175BT05

Optional Redemption:

Prior to the Par Call Date (as defined below), the Notes will be redeemable, in whole or in part, at the Issuers’ option, at any time or from time to time, on at least 15 days’ but not more than 30 days’ prior notice to each Holder of the Notes to be redeemed, at a redemption price equal to 100% of the principal amount thereof plus the Applicable Premium (as defined below) plus accrued but unpaid interest to but excluding the redemption date (subject to the rights of Holders of the Notes on a record date to receive the related interest payment on the related interest payment date).

“Applicable Premium” means with respect to a Note the greater of (A) 1.0% of the principal amount of such Note and (B) on any redemption date, the excess (to the extent positive) of:

(a) the present value at such redemption date of (i) 100% of the principal amount of such Note on the Par Call Date, plus (ii) all required interest payments due on such Note to and including the Par Call Date (excluding accrued but unpaid interest to the redemption date), computed upon the redemption date using a discount rate equal to the Applicable Treasury Rate at such redemption date plus 40 basis points; over

(b) the outstanding principal amount of such Note; in each case, as calculated by the Issuers or on behalf of the Issuers by such Person as the Issuers shall designate.

“Par Call Date” means September 1, 2049.

On or after the Par Call Date, the Issuers may redeem the Notes, in whole or in part, at the Issuers’ option, on at least 15 days’ but not more than 30 days’ prior notice to the registered holders thereof at a redemption price equal to 100% of the principal amount of such Notes to be redeemed plus accrued and unpaid interest on the principal amount being redeemed to, but not including, the redemption date (subject to the rights of Holders of the Notes on a record date to receive the related interest payment on the related interest payment date).

Use of Proceeds:

The Issuers intend to use the net proceeds of this offering for general corporate purposes, including to fund potential buybacks of Class A common stock of Charter Communications, Inc. or common units of Charter

Communications Holdings, LLC, a subsidiary of Charter Communications, Inc., to repay certain indebtedness and to pay related fees and expenses.

Joint Book-Running Managers:	Citigroup Global Markets Inc.
Credit Suisse Securities (USA) LLC
Deutsche Bank Securities Inc.
BofA Securities, Inc.
Goldman Sachs & Co. LLC
J.P. Morgan Securities LLC
Mizuho Securities USA LLC
MUFG Securities Americas Inc.
RBC Capital Markets, LLC
TD Securities (USA) LLC
Wells Fargo Securities, LLC

Co-Managers:	Morgan Stanley & Co. LLC
Barclays Capital Inc.
BNP Paribas Securities Corp.
Scotia Capital (USA) Inc.
SMBC Nikko Securities America, Inc.
SunTrust Robinson Humphrey, Inc.
Credit Agricole Securities (USA) Inc.
U.S. Bancorp Investments, Inc.
Academy Securities, Inc.
Cabrera Capital Markets, LLC
LionTree Advisors LLC
MFR Securities, Inc.
The Williams Capital Group, L.P.

Trade Date:	October 15, 2019

Settlement Date:	October 24, 2019 (T+7)

We expect that delivery of the Notes will be made to investors on or about October 24, 2019, which will be the seventh business day following the date of this Pricing Term Sheet (such settlement cycle being herein referred to as “T+7”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the date that is two business days preceding the settlement date will be required, by virtue of the fact that the Notes initially will settle in T+7, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes hereunder during such period should consult their advisors.

Distribution:	SEC Registered (Registration No. 333-222241-213)

The Issuers and the guarantors have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates.

Before you invest, you should read the prospectus in that registration statement and other documents that the Issuers and the guarantors have filed with the SEC for more complete information about the Issuers, the guarantors and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, copies of the preliminary prospectus supplement and accompanying prospectus may be obtained by contacting Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717; Telephone: (800) 831-9146; E-mail: prospectus@citi.com, Credit Suisse Securities (USA) LLC, Attention: Credit Suisse Prospectus Department, Eleven Madison Avenue, New York, NY 10010; Telephone: (800) 221-1037; E-mail: usa.prospectus@credit-suisse.com, or Deutsche Bank Securities Inc., Attention: Prospectus Group, 60 Wall Street, New York, NY 10005; Telephone: (800) 503-4611; E-mail: prospectus.CPDG@db.com.